

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2023

Gisele Remy
Chief Financial Officer
Auna S.A.
46 A, Avenue JF Kennedy
1855 Luxembourg
Grand Duchy of Luxembourg

>   **Re: Auna S.A.**
>   **Amendment No. 1 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted December 8, 2023**
>   **CIK No. 0001799207**

Dear Gisele Remy:

   We have reviewed your amended draft registration statement and have the following comments.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.   We note your response to comment 2 that the company intends to amend its existing articles of association in connection with the initial public offering, and in connection therewith, it expects class A shares to be low-vote shares and class B shares to be high-vote shares. We also note your revised disclosure that class A and class B shareholders will vote together as a single class. Please revise the disclosure on your cover page to disclose, as you do elsewhere, that given the voting control of the class B shares, investors in this offering will have little to no influence on corporate matters for the foreseeable future, including, for example, decision making with respect to your business direction, the election and removal of directors and fixing of directors' compensation

and amendments to your articles of association.

<u>Summary</u>
<u>The Auna Way, page 1</u>

2. We note your response to comment 5 and we reissue the comment. The disclosure in the summary should be a balanced presentation of your business. Please balance the description of "The Auna Way," your competitive strengths and key strategies with equally prominent disclosure of the challenges you face and the risks and limitations that could harm your business or inhibit your strategic plans. For example, but without limitation, revise your disclosure to also discuss challenges related to integrating businesses you have recently acquired or will acquire, such as increased costs, building and maintaining your brand's reputation and your substantial indebtedness.

3. We note your response to comment 7 and we reissue the comment in part. Please address the following issues related to the description of your business throughout your prospectus summary:

    •   You state here and throughout the registration statement that you provide "affordable healthcare plans" and that your plans in Peru are "moderately priced and innovative plans." We also note your revised disclosure that monthly costs of your mono-risk oncology plans start "as low as S/33.0 per month, which is generally within reach of the vast majority of Peruvians based on average income." Please revise your disclosure to clarify the basis of your statement that the price of your plans is "generally within reach of the vast majority of Peruvians." Please also revise to include a detailed discussion of the pricing of your plans and to explain why they are considered innovative and unique.

    •   We note your disclosure on page 3 that you offer a vertically integrated portfolio of "mono-risk" plans and selected general healthcare plans. Please revise to explain the principal differences between a mono-risk plan and a general healthcare plan, including whether the plans target different pools of customers and to discuss the principal reasons why customers choose one or both plans. Additionally, we note that a significant focus of your business is on prevention. Please clarify whether customers who enroll in a mono-risk plan such as an oncology plan are individuals with a family or personal history of cancer and whether an individual with a cancer diagnosis may enroll in an oncology plan. Please also discuss what types of care are covered by mono-risk plans, including whether there is a focus on prevention versus treatment.

4. We note your revised disclosure in response to comment 8 and throughout your filing, including references to "high-quality" care, services, and "patient outcomes." Please revise your filing to discuss how you measure "quality," including with respect to care, services, and patient outcomes. As a related matter, where you note that you achieve "excellent" and "effective" patient outcomes, please clarify how you define these terms.

Our History, page 3

5.   We note your response to comment 9 and your revised disclosure on page 6 discussing your indebtedness. Please revise to briefly highlight the risks to your business and operations related to your significant indebtedness, and include a cross-reference to your risk factor on page 40 discussing risks related to your indebtedness.

Our Future, page 12

6.   We note your response to comment 11, including your revised disclosure on pages 3 and 116 and we reissue the comment. Please revise your disclosure here and in your Business section to address specific challenges you may face growing this small platform focused on providing dental and vision plans to a larger platform providing both general healthcare and specialized plans in Mexico.

Increase, improve and enhance access to our healthcare services, page 12

7.   We note your revised disclosure in response to comment 27, including that your calculations of addressable market are based upon an estimated percentage of three groups of individuals. Please revise your disclosure to discuss the data and estimates underlying your calculation of a total addressable market for your oncology plans in Mexico, including relevant percentage estimates, and how you used these estimates to determine the number of potential memberships in your total addressable market. As a related matter, we note your reference on page 1 to "immense market potential." Please provide support for this statement.

Risk Factors
We are a holding company and all of our operations are conducted through our subsidiaries, page 39

8.   We note your response to comment 14, including your revised disclosure on pages 39-40 and we reissue the comment in part. Please briefly describe or provide a cross reference to the restrictions related to your existing indebtedness that limit or prohibit your subsidiaries from paying dividends, making other distributions, and making loans to you. In addition, please clarify whether Dentegra's financial statement have been approved by the CNSF, and if not, the impact on Dentegra's ability to pay dividends to you and any related risks to your business.

Following the completion of the offering, Enfoca . . ., page 50

9.   We note your revised disclosure in response to comment 15, including that President, Jesús Zamora León, and a majority of your directors, including Jesús Zamora León, Jorge Basadre Brazzini, Leonardo Bacherer Fastoni, Andrew Soussloff and John Wilton, may be employed by or otherwise affiliated with Enfoca as directors on their board of directors. Please revise your filing to more prominently disclose, on your cover page and/or in your

prospectus summary, the potential conflicts of interest related to your officers and directors being employed or affiliated with Enfoca.

Use of Proceeds, page 55

10.   We note your response to comment 17 and reissue the comment, in part. We note your revised disclosure that net proceeds from this offering will be used "to pay Heredia Investments for its 21.2% interest in Auna Salud (and subsequent merger of Heredia Investments into Auna Salud), and the remainder to repay US$ million of indebtedness under [y]our Term Loans and for other general corporate purposes." Please revise to provide an estimate of the amount of the proceeds that will be used to pay Heredia Investments for its interest in Auna Salud. Please indicate whether you anticipate you will need additional amounts from other funding sources for either of these two purposes and indicate the amounts as well as identify the other sources. Additionally, with respect to the proceeds to be used to repay your indebtedness, please provide the information required by Item 3.C.4. of Form 20-F.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Contractual Obligations and Commitments
Senior Secured Notes Due 2029, page 79

11.   We note your revised disclosure in response to comment 22, but your revisions do not appear to be completely responsive to our comment. Please revise your risk factors to include a discussion of risks related to your notes due 2029, including the financial covenants, negative covenants and events of default.

Research and Development, page 81

12.   We note your revised disclosure in response to comment 18, including that you "are increasingly able to rely on Auna Ideas, which is our non-profit biomedical and innovation engine." Please enhance your disclosure to describe the reasons underlying this increasing reliance, and provide a detailed description of the role of Auna Ideas in your product development process. In this regard, we note your disclosure on page 37 that you have made significant investments in product development. Please also clarify whether you increasing reliance on Auna Ideas has resulted in increased investment, and if so, whether you expect this trend to continue in future financial periods.

Trends, page 81

13.   We note your response to comment 24 that you do not believe there are any current or potential trends related to COVID-19 that are material to your business. Please include the substance of your response as disclosure in the filing.

Oncosalud Peru, page 123

14.   We note your disclosure in response to comment 28, but your disclosure is not completely

responsive to our comment. Please provide us with your explanation of why it is appropriate to compare the survival statistics of your cohort of individuals diagnosed between 2005 and 2016, with statistics disclosed for the U.S. and U.K., given that these statistics appear to relate to a different time period and are in different geographic locations, or remove these comparisons from your disclosure. As a related matter, we note your disclosure throughout the filing that "our approach results in a 74% 5-year survival rate for our oncology plans, which is above the national average in both the U.S. and England." Please clarify how you calculated this survival rate, as it appears to be a different percentage than that disclosed in this section. Please also explain why the comparison to U.S. and England is appropriate, given that the survival rate is based on different populations in different geographic locations, or remove this disclosure from the filing. Alternatively, please revise to make it clear that your disclosure does not compare Oncosalud's 5-year cancer survival rate with comparable oncological facilities, and place these selected disclosures in appropriate context by discussing factors such as the prevalence of certain cancers, and different access to healthcare in different jurisdictions that would be expected to impact this percentage.

Condensed Consolidated Interim Financial Statements
4. Trade Accounts Receivable, page F-13

15.   We have reviewed your response to prior comment 35 and note that 37% of your June 30 accounts receivable remained uncollected approximately 161 days after the balance sheet date, and that a significant amount of accounts receivable are past due for an amount of time much greater than 161 days. We also note your disclosure on pages 29 and 76 that your accounts receivable for payments from corporate and individual customers are typically collected in a combined average of 42 days in Mexico, 73 days in Peru and 144 days in Colombia. Please expand your disclosure to provide much greater detail regarding the time it takes to collect your accounts receivable since it is not clear how your disclosure is representative of the collection days depicted in your response. Please also provide us an updated June 30 rollforward.

Audited Consolidated Financial Statements of Auna S.A.A., page F-59

16.   If your audited financial statements become older than 12 months, please update your financial statements pursuant to Item 8.A.4 of Form 20-F or provide the appropriate representations in an exhibit. Refer to Instruction 2 to Item 8.A.4.

Gisele Remy
Auna S.A.
December 29, 2023
Page 6

       Please contact Michael Fay at 202-551-3812 or Brian Cascio at 202-551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Ansart at 202-551-4511 or Katherine Bagley at 202-551-2545 with any other questions.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Office of Industrial Applications and Services

cc: Maurice Blanco